UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM 40-F

☒     Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐     Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended

Commission File Number

NEW FOUND GOLD CORP.

(Exact name of registrant as specified in its charter)

Canada	1040	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

1430 – 800 West Pender Street

Vancouver, British Columbia V6C 2V6

Telephone: (604) 562-9664

(Address and telephone number of registrant’s principal executive offices)

CT Corporation System

28 Liberty Street

New York, New York 10005

Telephone: (212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:
Common Shares, no par value	NFGC	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes            ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ Yes            ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

This Amendment No. 1 amends the Registration Statement on Form 40-F of New Found Gold Corp., which was filed with the United States Securities and Exchange Commission on September 17, 2021 (the "Original Registration Statement" and, including any amendments thereto, the "Registration Statement"). This Amendment No. 1 is being filed solely to include certain additional exhibits with the Registration Statement that were too large to be filed with the Original Registration Statement.

Other than as expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend, update, or restate the information in any item of the Original Registration Statement or reflect any events occurring after the filing of the Original Registration Statement. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Registration Statement.

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Amendment No. 1 to the Annual Report on Form 40-F.

Exhibits	Documents

99.1*	Annual Information Form for the year ended December 31, 2020
99.2*	Annual Information Form for the year ended December 31, 2019
99.3*	Management’s Discussion and Analysis for the year ended December 31, 2020 and 2019
99.4*	Audited Annual Financial Statements for the years ended December 31, 2020 and 2019
99.5*	Management’s Discussion and Analysis for the three and six months ended June 30, 2021 and 2020
99.6*	Unaudited Condensed Interim Financial Statements for the three and six months ended June 30, 2021 and 2020
99.7*	Management’s Discussion and Analysis for the three months ended March 31, 2021 and 2020
99.8*	Unaudited Condensed Interim Financial Statements for the three months ended March 31, 2021 and 2020
99.9*	Management’s Discussion and Analysis for the three and nine months ended September 30, 2020 and 2019
99.10*	Unaudited Condensed Interim Financial Statements for the three and nine months ended September 30, 2020 and 2019
99.11*	Management’s Discussion and Analysis for the six months ended June 30, 2020 and 2019
99.12*	Unaudited Condensed Interim Financial Statements for the six months ended June 30, 2020 and 2019
99.13*	Management Information Circular dated August 13, 2021
99.14*	Material Change Report dated September 15, 2021
99.15*	Material Change Report dated September 8, 2021
99.16*	Early Warning Report dated April 8, 2021
99.17*	Material Change Report dated August 24, 2021
99.18*	Material Change Report dated August 17, 2021
99.19*	Material Change Report dated August 12, 2021
99.20*	Material Change Report dated July 6, 2021
99.21*	Material Change Report dated June 30, 2021
99.22*	Material Change Report dated June 23, 2021
99.23*	Material Change Report dated June 15, 2021
99.24*	Material Change Reports dated May 26, 2021
99.25*	Material Change Report dated May 12, 2021
99.26*	Material Change Report dated May 4, 2021
99.27*	Material Change Report dated April 27, 2021
99.28*	Material Change Report dated April 20, 2021
99.29*	Material Change Report dated April 16, 2021
99.30*	Material Change Report dated April 7, 2021
99.31*	Material Change Report dated March 29, 2021
99.32*	Material Change Report dated March 23, 2021
99.33*	Material Change Reports dated March 18, 2021

99.34*	Material Change Report dated March 10, 2021
99.35*	Material Change Report dated March 1, 2021
99.36*	Material Change Report dated February 23, 2021
99.37*	Material Change Report dated February 11, 2021
99.38*	Material Change Report dated February 1, 2021
99.39*	Material Change Report dated January 11, 2021
99.40*	Material Change Report dated January 7, 2021
99.41*	Material Change Report dated January 4, 2021
99.42*	Material Change Report dated December 17, 2020
99.43*	Material Change Report dated December 11, 2020
99.44*	Material Change Report dated November 16, 2020
99.45*	Material Change Report dated October 27, 2020
99.46*	Material Change Report dated September 10, 2020
99.47*	Material Change Report dated September 3, 2020
99.48*	Material Change Report dated September 1, 2020
99.49*	Material Change Reports dated August 21, 2020
99.50*	Material Change Report dated August 10, 2020
99.51*	Notice of Change of Auditor from Deloitte LLP to Crowe MacKay LLP as of October 28, 2020
99.52*	Notice of Change of Auditor from DNTW Toronto LLP to Deloitte LLP as of October 9, 2020
99.53*	Notice of Meeting and Record Date with respect to the annual general meeting and special meeting of New Found Gold Corp. shareholders held on September 17, 2021
99.54*	Statement of Executive Compensation for the fiscal year ended December 31, 2020
99.55**	Technical Report on the Queensway Project, Newfoundland dated May 27, 2021
99.56**	Technical Report on the Queensway Project, Newfoundland dated July 15, 2020
99.57**	Technical Report on the Queensway Project, Newfoundland dated June 20, 2020
99.58**	Agency Agreement dated July 31, 2020, between New Found Gold Corp., Canaccord Genuity Corp., BMO Nesbitt Burns Inc. and Desjardins Securities Inc.
99.59**	Underwriting Agreement dated August 19, 2021, between New Found Gold Corp., Canaccord Genuity Corp., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Clarus Securities Inc. and Desjardins Securities Inc.
99.60**	Consent of Crowe MacKay LLP
99.61**	Consent of Stefan Kruse, Ph.D., P.Geo
99.62**	Consent of Rene Sterk, MSc MAIG (RPGeo) FAusIMM CP(Geo) MSEG
99.63**	Consent of Greg Matheson, P. Geo., Chief Operating Officer
99.64**	Consent of Dawn Evans-Lamswood, M.Sc. P.Geo

* Previously filed.
** Filed herewith.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

By: /s/ Michael Kanevsky
Name:	Michael Kanevesky
Title:	Chief Financial Officer

Date:   September 17, 2021